June 27, 2014

VIA EDGAR TRANSMISSION

Ed Bartz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Compass EMP Funds Trust, File Nos. 333-181176 and 811-22696

Dear Mr. Bartz:

On January 15, 2014, Compass EMP Funds Trust (the "Registrant"), on behalf of its series, Compass EMP U.S. 500 Volatility Weighted Index ETF, Compass EMP U.S. Small Cap 500 Enhanced Volatility Weighted Index ETF, Compass EMP U.S. 500 Enhanced Volatility Weighted Index ETF, Compass EMP International 500 Enhanced Volatility Weighted Index ETF and Compass EMP U.S. High Dividend 100 Enhanced Volatility Weighted Index ETF (the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In telephone conversations on March 7, 2014 and March 24, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

All Funds

Cover Page

Comment 1.  Please identify the principal markets on which the Funds will be traded.

Response.  The Registrant has added the disclosure requested.

Fund Summary

All Funds

Comment 2. In the first paragraph of “Principal Investment Strategies”, please add “fees and” before expenses in the second sentence.

Response.  The Registrant has made the change requested.

Comment 3.  In “Principal Investment Strategies”, please provide a capitalization range as of a particular date for the companies included in the Index or remove the reference to “large capitalization” securities from the first paragraph. Please add a small/mid-capitalization security risk as appropriate for the lower end of the range.

Response. The Registrant has revised the disclosure for each Fund.  The revisions are all similar to the one shown for Compass EMP U.S. 500 Volatility Weighted Index ETF below:

“~~The Fund seeks to achieve its investment objective by investing primarily in a portfolio of common stock of large capitalization companies that have their headquarters in the U.S. and the stock of which trades on a U.S. exchange.~~ The Fund seeks to track the returns of the CEMP U.S. Large Cap 500 Volatility Weighted Index (the "Index") before fees and expenses.  The Fund employs a replication strategy that entails holding all, or approximately all, the stocks in the Index.

The Index is an unmanaged index that was created by the Fund’s investment advisor and generally consists of the common stock of the 500 largest companies by market capitalization that have their headquarters in the U.S. and the stock of which trades on U.S. exchanges.  The Index may include less than 500 stocks depending on the number of companies meeting the Index's criteria.  The Index includes only companies with consistent positive earnings (at least its 4 most recent quarters) and is weighted based on the volatility of each stock.  Volatility ~~is a measure of the historical dispersion of a stock’s price compared to its mean~~ is the extent to which the return of a security fluctuates between its highest price and its lowest price within a given period. The weight of each member in the index is defined by its own volatility relative to the average volatility of all index members measured over the past 180 trading days.  Stocks with lower volatility receive a higher weighting and stocks with higher volatility receive a lower weighting.  The Index is reconstituted every March and September and is adjusted to limit exposure to any particular sector to 25%.  Under normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in securities of U.S. issuers included in the Index as of its most recent reconstitution.”

The Registrant has added a medium capitalization stock risk to the principal risks for the  Compass EMP U.S. 500 Volatility Weighted Index ETF and the Compass EMP U.S. 500 Enhanced Volatility Weighted Index ETF.

Comment 4. In “Principal Investment Strategies”, please add an 80% investment policy for investments in the Index.

Response. The Registrant has added the disclosure requested as shown in the response to Comment 3 above, except that the investment policy for the Compass EMP International 500 Enhanced Volatility Weighted Index ETF does not include the U.S. component: “Under normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in the securities of issuers included in the Index as of its most recent reconstitution.”

Comment 5.  In “Principal Investment Strategies”, please revise the fourth sentence of the second paragraph to be in plain English.

Response.  The Registrant has revised the disclosure as shown in the response to Comment 3 above.

Comment 6.  In “Principal Risks of Investing in the Fund”, please revise the Limited History of Operations risk to refer to the Funds as ETFs rather than mutual funds.

Response. The Registrant has made the revision requested.

Comment 7. In “Principal Risks of Investing in the Fund”, with respect to Tracking Risks, please explain supplementally why the Funds would not be fully invested other than as part of a temporary defensive position.

Response.  The adviser has confirmed to the Registrant that the Funds will be fully invested in the applicable Index.

Comment 8.  In “Purchase and Sale of Fund Shares”, please confirm the number of shares in each Creation Unit.

Response.  The adviser has confirmed to the Registrant that each Creation Unit will consist of 50,000 shares. The disclosure has been revised accordingly.

Comment 9.  Please confirm supplementally that each of the Portfolio Managers of the Funds are jointly and primarily responsible for the management of the Funds.

Response.  The adviser has confirmed to the Registrant that each of the Portfolio Managers of the Funds are jointly and primarily responsible for the management of the Funds.

All Funds but the Compass EMP U.S. 500 Volatility Weighted Index ETF

Comment 10.  In the third paragraph in “Principal Investment Strategies”, which describes when and to what extent the Index is in cash, consider expressing this graphically in order to be easier to follow.

Response. The Registrant believes the disclosure is clear as written, so it has not revised the disclosure.

Comment 11.  Please add risk disclosure specific to how the long/cash indexes function such as when they are effective, when they are not, etc.

Response.  The Registrant has added the following risk to each Fund’s principal risks:

“Index Risk. Because the Index’s allocation to cash versus securities may be reallocated monthly, there is a risk that the Index will not be able to immediately react to changes in market conditions that occur between reallocations.”

Compass EMP U.S. Small Cap 500 Enhanced Volatility Weighted Index ETF Only

Comment 12.  In “Principal Investment Strategies”, please confirm supplementally that the companies included in the Index are the 500 largest companies by market capitalization that meet the other criteria described (as opposed to the smallest).

Response.  The adviser has confirmed to the Registrant that the companies included in the Index are the 500 largest companies by market capitalization that meet the other criteria described.  The companies are the 500 largest of the small capitalization companies, which is one of the other criteria mentioned (market cap of less than $3 billion).

Comment 13.  In accordance with Rule 35d-1, please change the name of the Fund to remove reference to “small cap” as the Fund will not always be 80% invested in small capitalization companies when it tracks the Index because the Index goes to cash as part of its methodology.

Response.  The Registrant has revised the name of the Fund to be the “Compass EMP U.S. Discovery 500 Enhanced Volatility Weighted Index ETF.”

Compass EMP International 500 Enhanced Volatility Weighted Index ETF Only

Comment 14.  In accordance with Rule 35d-1, please change the name of the Fund to remove reference to “international” as the Fund will not always be 30% invested in foreign issuers when it tracks the Index because the Index goes to cash as part of its methodology (unless it will invest in foreign cash securities).

Response.  The Registrant has revised the name of the Fund to be the “Compass EMP Developed 500 Enhanced Volatility Weighted Index ETF.”

Compass EMP U.S. High Dividend 100 Enhanced Volatility Weighted Index ETF Only

Comment 15.  In accordance with Rule 35d-1, please change the name of the Fund to remove reference to “dividend” as the Fund will not always be 80% invested in dividend paying companies when it tracks the Index because the Index goes to cash as part of its methodology.

Response.  The Registrant has revised the name of the Fund to be the “Compass EMP U.S. EQ Income 100 Enhanced Volatility Weighted Index ETF.”

Additional Information about Principal Investment Strategies and Related Risks

Comment 16. With respect to “Temporary Defensive Positions”, please explain supplementally why an index ETF would take a temporary defensive position.

Response.  The Registrant has removed the reference to temporary defensive positions.

SAI:

Cover Page

Comment 17.  Please identify the principal markets on which the Funds will be traded.

Response.  The Registrant has added the disclosure requested.

Purchase and Redemption of Shares – Transaction Fees

Comment 18. Please confirm supplementally that the maximum redemption fee for a Creation Unit will be 2.00% or less.

Response. The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins